August 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CorpHousing Group Inc.

Registration Statement on Form S-1

Filed January 12, 2022, as amended on each of January 31, 2022, February 7, 2022, April 15, 2022, May 18, 2022, July 11, 2022 and July 22, 2022

File No. 333-262114

Acceleration Request

Requested Date: August 11, 2022

Requested Time: 4:10 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CorpHousing Group Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-262114) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Brian L. Ross of Graubard Miller, counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Mr. Ross at 917-349-7106, or in his absence, the undersigned at 516-721-1930. Thank you for your assistance.

Very truly yours,

/s/ Brian L. Ferdinand
Chief Executive Officer and Chairman